Filed Pursuant to Rule 424(b)(7)
Registration No. 333-138390

A filing fee of $21, calculated in accordance with
Rule 457(r), has been
transmitted to the Securities
and Exchange Commission in
connection with the
securities offered from the
registration statement (Reg.
No. 333-138390) by means of
this prospectus supplement.
PROSPECTUS SUPPLEMENT DATED MARCH 16, 2007
TO PROSPECTUS DATED NOVEMBER 2, 2006
ASSOCIATED BANC-CORP
20,000 SHARES OF COMMON STOCK
     This prospectus supplement to the prospectus dated November 2, 2006 relates to offers and sales from time to time by Citigroup Global Markets Inc., as described under “Plan of Distribution” of up to a maximum of 20,000 shares of common stock of Associated Banc-Corp. The selling stockholder received these shares from us under a purchase agreement dated as of February 6, 2007, which we refer to as the purchase agreement. We agreed to register these shares of our common stock for resale by the selling stockholder. The selling stockholder will receive all of the proceeds from sales of shares of our common stock covered by this prospectus supplement, and we will not receive any of the proceeds.
     Our common stock trades on the Nasdaq Global Select Market, which we refer to as Nasdaq, under the trading symbol “ASBC.” On March 15, 2007, the closing price of our common stock on Nasdaq was $33.81 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 16, 2007.

THE PURCHASE AGREEMENT
     We have entered into an agreement with Citibank, N.A., referred to as “Citibank”, under which we purchased from Citibank 2,000,000 shares of our outstanding common stock at a price equal to the closing price of the common stock on February 6, 2007, subject to later adjustments.
     Under the purchase agreement, any additional amount payable by us to Citibank as a result of such later adjustments may be paid under specified circumstances through our issuance to Citibank of shares of our common stock. Under these provisions, we may issue up to 20,000 shares of our common stock to Citibank. This prospectus supplement covers the resale of these shares by Citigroup Global Markets Inc., referred to as “selling stockholder”, which is an affiliate of Citibank.
     Under the terms of the purchase agreement, we agreed to register selling stockholder’s resale of the shares of our common stock issued to selling stockholder by us under the purchase agreement and to keep the registration statement effective for this resale until all registered shares have been sold by selling stockholder. We will bear the expenses incurred in connection with this registration.
     We have agreed to indemnify the selling stockholder and its controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended (“Securities Act”). If we are unable to provide this indemnification, we have agreed to contribute to payments the selling stockholders and its controlling persons may be required to make in respect of those liabilities.
PRICE RANGE OF COMMON STOCK AND DIVIDENDS
     Our common stock is listed and traded on Nasdaq under the symbol “ASBC”. The following table sets forth for the periods indicated, the high and the low closing sales prices of our common stock, as reported on Nasdaq, and the cash dividends declared per common share for the periods indicated.

			Dividends Per
	Sales Price Per Share		Share
	High	Low

2005
First Quarter	$33.50	$30.60	$0.25
Second Quarter	33.89	30.11	0.27
Third Quarter	34.74	30.29	0.27
Fourth Quarter	33.23	29.09	0.27
2006
First Quarter	$34.83	$32.75	$0.27
Second Quarter	34.45	30.69	0.29
Third Quarter	32.58	30.27	0.29
Fourth Quarter	35.13	32.13	0.29
2007
First Quarter (through March 15, 2007)	$35.43	$33.16	$0.29
     See the cover page of this prospectus supplement for the last sales price of our common stock reported on Nasdaq as of a recent date.
     Payment of future dividends is within the discretion of our Board of Directors and will depend, among other factors, on our earnings, capital requirements, and the operating and financial condition. At the present time, we expect that dividends will continue to be paid in the future.

USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholder. All proceeds from the sale of the shares of common stock will be received by the selling stockholder.
SELLING STOCKHOLDER
     The following table provides information about the ownership of our common stock by the selling stockholder as of the date of this prospectus supplement, including the name of the selling stockholder, the number of shares of common stock owned by the selling stockholder, the number of shares of common stock being offered for sale by the selling stockholder and the number of shares to be owned by the selling stockholder after the completion of the offering. Affiliates of the selling stockholder perform investment banking services for us from time to time in the ordinary course of business. The information provided in the table below with respect to the selling stockholder has been obtained from the selling stockholder, and we have not sought to verify this information.

Maximum
Number of Shares of
	Common Stock		Maximum
	Owned by the		Number of Shares	Shares
	Selling Stockholder Prior		of Common Stock	Owned After
Name of Selling Stockholder	to the Offering (1)		Offered (1)	Offering(1)

Citigroup Global Markets Inc.	102,000	(2)	20,000	82,000	(2)

(1)	As described above, we may issue up to 20,000 shares of our common stock to the selling stockholder under the terms of the purchase agreement.

(2)	Includes shares of our common stock beneficially owned by the selling stockholder and its affiliates.
PLAN OF DISTRIBUTION
     The selling stockholder may sell from time to time the shares of our common stock listed under “Maximum Number of Shares of Common Stock Offered” in the “Selling Stockholder” table above. Sales by the selling stockholder may be made on Nasdaq or other securities exchanges on which our common stock is traded, in the over-the-counter market or otherwise. The timing and amount of sales will likely depend on market conditions and other factors. The sale prices may be market prices prevailing at the time of sale, negotiated prices or fixed prices. Sales may involve:
•	sales to underwriters who will acquire shares for their own account and resell them;

•	cross or block transactions in which a broker or dealer will attempt to sell the shares as agent but may purchase and resell a portion of the block as principal to facilitate the transaction;

•	purchases and resales by a broker or dealer as principal for its own account;

•	an exchange distribution in accordance with the rules of any stock exchange;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	means other than established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

•	transactions in options, swaps or other derivatives that may not be listed on an exchange;

•	the creation or settlement of hedging transactions; or

•	privately negotiated transactions.

     Brokers and dealers may receive compensation from the selling stockholder or purchasers of shares, or both, in connection with these transactions, and this compensation may be in excess of customary commissions. The selling stockholder and any other person that participates in the distribution of these shares may be deemed to be underwriters under the Securities Act.
     If the selling stockholder engages an underwriter in connection with the sale of the shares, to the extent required, this prospectus supplement will be further supplemented to describe the number of shares being offered and the terms of the offering, including the names of the underwriters, the public offering price, and any compensation to underwriters, dealers or agents.
     We know of no existing arrangements by the selling stockholder relating to distribution of the shares of our common stock covered by this prospectus supplement.
LEGAL MATTERS
     The validity of the shares of common stock offered hereby has been passed upon for Associated by Mayer, Brown, Rowe & Maw LLP.

PROSPECTUS

Associated Banc-Corp

Common Stock

This prospectus relates solely to the resale of up to an aggregate of 200,000 shares of common stock of Associated Banc-Corp (“Associated,” “we,” “us,” or “our”) by the selling stockholders identified in the applicable prospectus supplement.. These shares consist of shares of our common stock that we will issue in connection with the settlement of accelerated share repurchases agreements that we may enter into from time to time in the future.

The selling stockholders identified in the applicable prospectus supplement may offer the shares from time to time as each selling stockholder may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution” beginning on page 3. Each selling stockholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The registration of these shares for resale does not necessarily mean that the selling stockholders will sell any of their shares.

We will not receive any of the proceeds from the sale of these shares by the selling stockholders.

The shares of our common stock are listed on the Nasdaq Global Select Market under the symbol “ASBC.” On November 1, 2006, the closing price of our shares was $32.56 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section of our Annual Report on Form 10-K that is incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

This prospectus is dated November 2, 2006

FORWARD-LOOKING STATEMENTS

Statements made in this prospectus and in documents that are incorporated by reference which are not purely historical are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, including any statements regarding descriptions of management’s plans, objectives, or goals for future operations, products or services, and forecasts of our revenues, earnings, or other measures of performance. Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. These statements may be identified by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “estimate,” “should,” “will,” “intend,” or similar expressions.

Stockholders should note that many factors, some of which are discussed elsewhere in this prospectus and in the documents that are incorporated by reference, could affect our future financial results and could cause those results to differ materially from those expressed in forward-looking statements contained or incorporated by reference in this prospectus. These factors, many of which are beyond our control, include the following:

•	operating, legal, and regulatory risks;

•	economic, political, and competitive forces affecting our banking, securities, asset management, and credit services businesses;

•	integration risks related to acquisitions;

•	impact on net interest income of changes in monetary policy and general economic conditions; and

•	the risk that our analyses of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

BUSINESS

General

We are a bank holding company registered pursuant to the Bank Holding Company Act of 1956, as amended. We were incorporated in Wisconsin in 1964 and were inactive until 1969 when permission was received from the Board of Governors of the Federal Reserve System (the “FRB” or “Federal Reserve”) to acquire three banks. At September 30, 2006, we owned one commercial bank located in Wisconsin, serving its respective local communities and, measured by total assets held at September 30, 2006, was the second largest commercial bank holding company headquartered in Wisconsin. We also owned 28 limited purpose banking and nonbanking subsidiaries located in Arizona, California, Illinois, Minnesota, Nevada, Vermont, and Wisconsin, that are closely related or incidental to the business of banking.

We provide our subsidiaries with leadership, as well as financial and managerial assistance in areas such as corporate development, auditing, marketing, legal/compliance, human resources management, risk management, facilities management, security, purchasing, credit administration, asset and liability management and other treasury-related activities, budgeting, accounting and other finance support.

Responsibility for the management of the subsidiaries remains with their respective boards of directors and officers. Services rendered to the subsidiaries by us are intended to assist the local management of these subsidiaries to expand the scope of services offered by them. At September 30, 2006, our bank subsidiary provided services through more than 320 banking offices serving more than 180 communities in Wisconsin, Illinois, and Minnesota.

Services

Through our banking subsidiary and various nonbanking subsidiaries, we provide a diversified range of banking and nonbanking products and services to individuals and businesses in the communities we serve. We organize our business into two reportable segments: Banking and Wealth Management. Our banking and wealth management activities are conducted predominantly in Wisconsin, Minnesota, and Illinois, and are primarily delivered through branch facilities in this tri-state area, as well as supplemented through loan production offices, supermarket branches, a customer service call center and 24-hour phone-banking services, an interstate Automated Teller Machine (ATM) network, and internet banking services. The banking segment represented approximately 90% of total revenues in 2005 and approximately 90% of total revenues during the nine months ended September 30, 2006. Our profitability is predominantly dependent on the net interest income, noninterest income, the level of the provision for loan losses, noninterest expense, and related income taxes of our banking segment.

Banking consists of lending and deposit gathering (as well as other banking-related products and services) to businesses, governments, and consumers, and the support to deliver, fund, and manage such banking services. We offer a variety of loan and deposit products to retail customers, including but not limited to: home equity loans and lines of credit, residential mortgage loans and mortgage refinancing, education loans, personal and installment loans, checking, savings, money market deposit accounts, IRA accounts, certificates of deposit, and safe deposit boxes. As part of our management of originating and servicing residential mortgage loans, nearly all of our long-term, fixed-rate residential real estate mortgage loans are sold in the secondary market with servicing rights retained. Loans, deposits, and related banking services to businesses (including small and larger businesses, governments/ municipalities, metro or niche markets, and companies with specialized lending needs such as floor plan lending or asset-based lending) primarily include, but are not limited to: business checking and other business deposit products, business loans, lines of credit, commercial real estate financing, construction loans, letters of credit, revolving credit arrangements, and to a lesser degree business credit cards and equipment and machinery leases. To further support business customers and correspondent financial institutions, we provide safe deposit and night depository services, cash management, international banking, as well as check clearing, safekeeping, and other banking-based services.

The wealth management segment represented approximately 10% of total revenues in 2005 and approximately 10% of total revenues for the nine months ended September 30, 2006. The wealth management segment provides a variety of fiduciary, investment management, advisory, and corporate agency products and services to assist customers in building, investing, or protecting their wealth, including insurance, brokerage, and trust/asset management. Customers include individuals, corporations, small businesses, charitable trusts, endowments, foundations, and institutional investors. The wealth management segment is comprised of a) a full range of personal and business insurance products and services (including life, property, casualty, credit and mortgage insurance, fixed annuities, and employee group benefits consulting and administration), b) full-service investment brokerage, variable annuities, and discount and on-line brokerage, and c) trust/ asset management, investment management, administration of pension, profit-sharing and other employee benefit plans, personal trusts, and estate planning.

RISK FACTORS

Before you decide to invest in our common stock, you should consider the risk factors discussed in any of our filings with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are incorporated by reference into this prospectus, including those discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005. See “Where You Can Find More Information.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock offered for sale in this prospectus by the selling stockholders. The selling stockholders will receive all of the net proceeds from these sales.

PLAN OF DISTRIBUTION

Each prospectus supplement will describe the method of distribution of the securities.

DESCRIPTION OF COMMON STOCK

We have one class of common stock, the Associated common stock. Of the 250,000,000 shares of our common stock with a par value of $0.01 per share authorized, 130,308,978 shares were outstanding as of October 31, 2006, exclusive of shares held in treasury. Of the 750,000 shares of our preferred stock with a par value of $1.00 per share authorized, none was issued and outstanding as of October 31, 2006.

The following summary is not complete. You should refer to the applicable provision of our articles of incorporation and to the Wisconsin Business Corporation Law for a complete statement of the terms and rights of our common stock.

Dividend Rights.  Holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors out of our assets legally available for payment, subject to the rights of holders of our preferred stock. No share of our common stock is entitled to any preferential treatment with respect to dividends.

Voting Rights.  Each holder of our common stock will be entitled at each stockholders meeting, as to each matter to be voted upon, to cast one vote, in person or by proxy, for each share of our common stock registered in his or her name on our stock transfer books. Subject to the rights, if any, of the holders of any series of preferred stock under their respective certificates of designations and applicable law, all voting rights are vested in the holders of shares of our common stock. Voting rights are not cumulative, which means that holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors and the holders of the remaining shares will not be able to elect any directors.

Rights Upon Liquidation.  Subject to the rights of holders of any of our preferred stock which may be issued from time to time, in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of our common stock will be entitled to receive all of our assets remaining for distribution to our stockholders, on a pro rata basis.

Miscellaneous.  Shares of our common stock are not convertible into shares of any other class of capital stock. Shares of our common stock are not and will not be entitled to any preemptive or subscription rights. The issued and outstanding shares of our common stock are fully paid and nonassessable. Wisconsin law, however, may make stockholders personally liable for unpaid wages due employees for up to six months’ services, but not in an amount greater than the par value of the shares. Certain Wisconsin courts have interpreted “par value” to mean the full amount paid upon purchase of the shares. National City Bank is the transfer agent, registrar and dividend disbursement agent for our common stock.

EXPERTS

The consolidated financial statements of Associated Banc-Corp as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

VALIDITY OF COMMON STOCK

The validity of our common stock to be offered by the selling stockholders is being passed upon for us by Mayer, Brown, Rowe & Maw LLP.

WHERE YOU CAN FIND MORE INFORMATION

Associated files reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy that information at the Securities and Exchange Commission’s public reference room at the following location:

Public Reference Room
100 F Street, N.E., Room 1580
Washington, D.C. 20549
1-800-732-0330

You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates.

The Securities and Exchange Commission also maintains an Internet world wide website that contains reports, proxy statements and other information about issuers, including Associated, that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

The Securities and Exchange Commission allows Associated to “incorporate by reference” information into this document. This means that Associated can disclose important information by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that Associated has previously filed with the Securities and Exchange Commission. The documents contain important information about Associated and its financial condition.

Associated’s Filings (File No. 001-31343)	Period

Annual Report on Form 10-K	Year ended December 31, 2005
Quarterly Report on Form 10-Q/A	Quarter ended March 31, 2006
Quarterly Report on Form 10-Q	Quarter Ended June 30, 2006
Current Reports on Form 8-K	Filed on January 31, 2006, March 14, 2006, April 26, 2006, July 26, 2006, August 31, 2006 and October 25, 2006

Associated also incorporates by reference additional documents that Associated may file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 after the date of this document. Those documents include periodic reports such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

You may obtain any of the documents incorporated by reference into this document through Associated or from the Securities and Exchange Commission’s website at http://www.sec.gov. Documents incorporated by reference are available from Associated without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into this document. You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Associated as follows:

Associated Banc-Corp
Attention: Secretary
1200 Hansen Road
Green Bay, Wisconsin 54304
(920) 491-7000